Exhibit (h)(ii)

BNY MELLON ALCENTRA OPPORTUNISTIC GLOBAL CREDIT INCOME FUND

DISTRIBUTION PLAN

Introduction: The above-captioned investment company (the "Fund") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "Act"). The Fund has received an exemptive order from the Securities and Exchange Commission that permits the Fund to offer multiple classes of shares (the "Order"). Pursuant to the Order, the Fund must comply with the provisions of Rule 12b-1 under the Act as if it were an open-end management investment company.

Accordingly, it has been proposed that the Fund adopt a Distribution Plan (the "Plan") in accordance with Rule 12b-1. The Plan would pertain to each class of shares set forth on Exhibit A hereto, as such Exhibit may be revised from time to time (each, a "Class"). Under the Plan, the Fund would pay the Fund's distributor (the "Distributor") for activities or expenses primarily intended to result in the sale of shares of each Class. The Distributor would be permitted to pay banks, broker/dealers or other financial institutions that have entered into written agreements with the Distributor ("Selling Agents") in respect of these services. If this proposal is to be implemented, the Act and said Rule 12b-1 require that a written plan describing all material aspects of the proposed financing be adopted by the Fund.

The Fund's Board, in considering whether the Fund should implement a written plan, has requested and evaluated such information as it deemed necessary to an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets attributable to each Class for such purposes.

In voting to approve the implementation of such a plan, the Board members have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit the Fund and shareholders of each Class.

The Plan: The material aspects of this Plan are as follows:

1.                 The Fund shall pay to the Distributor for activities or expenses primarily intended to result in the sale of Shares of each Class a fee in respect of such Class at the annual rate set forth on Exhibit A. The Distributor shall determine the amounts to be paid to Selling Agents and the basis on which such payments will be made. Payments to a Selling Agent are subject to compliance by the Selling Agent with the terms of any related Plan agreement between the Selling Agent and the Distributor.

2.                 For the purposes of determining the fees payable under this Plan, the value of the Fund's net assets attributable to each Class shall be computed in the manner specified in the Fund's then-current Prospectus and Statement of Additional Information for the computation of the value of the Fund's net assets attributable to such Class.

3.                 The Fund's Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan. The report shall state the purpose for which the amounts were expended.

4.                 As to each Class, this Plan will become effective at such time as is specified by the Fund's Board, provided the Plan is approved by a majority of the Board members, including a majority of the Board members who are not "interested persons" (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

5.                 As to each Class, this Plan shall continue for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 4 hereof.

6.                 As to each Class, this Plan may be amended at any time by the Fund's Board, provided that (a) any amendment to increase materially the costs which such Class may bear pursuant to this Plan shall be effective only upon approval by a vote of the holders of a majority of the outstanding shares of such Class, and (b) any material amendments of the terms of this Plan shall become effective only upon approval as provided in paragraph 4 hereof.

7.                 As to each Class, this Plan is terminable without penalty at any time by (a) vote of a majority of the Board members who are not "interested persons" (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, or (b) vote of the holders of a majority of the outstanding shares of such Class.

Dated:      August 5, 2021

EXHIBIT A

Name of Class	Fee as a Percentage of Average Daily Net Assets*

Class A-1 Shares	0.25%

*	Fees shall be for distribution-related services provided by the Distributor, and related expenses incurred, including payments by the Distributor to compensate Selling Agents for activities or expenses primarily intended to result in the sale of shares of each Class.